Exhibit 4.17

Rights and Obligations Assumption Letter

This entity, Kaiping Country Garden School, is the subsidiary established by BGY Education Investment Management Co., Ltd. (“Investor”) and registered at Kaiping City’s branch office of the Ministry of Civil Affairs on September 22, 2017.The Investor holds 100% of the interests in this entity.

In accordance with the Exclusive Management Service and Business Cooperation Agreement (“Agreement”) entered into by and between Investor, Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd. and other relevant parties on January 25, 2017, this entity shall join the Agreement according to Article 10.1 of the Agreement as a “New Subsidiary of Party B” under the Agreement.

This entity hereby agrees to join the Agreement as a new Subsidiary of Party B of the Investor, enjoy the rights under the Agreement, and perform the obligations according to the Agreement. This Assumption Letter came into effect upon the date of execution.

Kaiping Country Garden School

(Seal) Kaiping Country Garden School Affixed

By:	/s/ Jiawen Tan
Name:	Jiawen Tan
Title:	Legal Representative
Date:	September 25, 2017